Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$249	210	296	309	293
One-Third of Rents, Net of Income from Subleases	29	28	28	27	26

Total Fixed Charges	$278	238	324	336	319

Earnings:
Income Before Income Taxes	$2,028	2,598	2,210	1,831	940
Fixed Charges	278	238	324	336	319

Total Earnings	$2,306	2,836	2,534	2,167	1,259

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	8.29x	11.92x	7.82x	6.45x	3.94x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$451	412	512	661	885
One-Third of Rents, Net of Income from Subleases	29	28	28	27	26

Total Fixed Charges	$480	440	540	688	911

Earnings:
Income Before Income Taxes	$2,028	2,598	2,210	1,831	940
Fixed Charges	480	440	540	688	911

Total Earnings	$2,508	3,038	2,750	2,519	1,851

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.23x	6.90x	5.09x	3.66x	2.03x